Exhibit (a)(1)(ii)

Offer to Purchase

CPG CARLYLE COMMITMENTS MASTER FUND, LLC
500 FIFTH AVENUE, 31ST FLOOR
New York, New York 10110

OFFER TO PURCHASE UP TO $55,793,000 IN OUTSTANDING
LIMITED LIABILITY COMPANY INTERESTS AT NET ASSET VALUE
DATED DECEMBER 22, 2021

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY
ON FRIDAY, JANUARY 21, 2022, AT 12:00 MIDNIGHT, NEW YORK TIME,
UNLESS THE OFFER IS EXTENDED

If you do not want to sell your Interests at this time, please disregard this offer to purchase referred to below. This is simply notification of the Fund's tender offer.

To the Investors of CPG Carlyle Commitments Master Fund, LLC:

CPG Carlyle Commitments Master Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase on the terms and conditions set forth in this offer to purchase (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer") up to $55,793,000 in Interests or portions thereof pursuant to tenders by investors at a price equal to their estimated net asset value as of March 31, 2022. (As used in this Offer, the term "Interest," or "Interests," as the context requires, shall refer to the limited liability company interests in the Fund and portions thereof representing beneficial interests in the Fund, and "you" shall refer to CPG Carlyle Commitments Fund, LLC (the "Feeder Fund").) If the Fund elects to extend the tender period for any reason beyond March 31, 2022, for the purpose of determining the purchase price for tendered Interests the estimated net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer. This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Second Amended and Restated Limited Liability Company Agreement, dated March 16, 2017 (the "LLC Agreement").

Investors should realize that the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) likely will change between October 31, 2021 (the most recent date as of which net asset value is available) and March 31, 2022, when the estimated net asset value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests. Tendering investors should also note that although the tender offer expires on January 21, 2022, they remain investors in the Fund until March 31, 2022, when the estimated net asset value of their Interests is calculated. The Fund determines the estimated net asset value at least monthly based on the carrying amount (i.e., book value) of the Fund's interest in the underlying investment funds in which the Fund invests, as determined by reference to the most recent balance sheet, statement of capital account or other valuation provided by the investment fund managers, as of or prior to the relevant valuation date; provided, that such values will be adjusted for any other relevant information available at the time the Fund values its portfolio, including capital activity and material events occurring between the reference dates of the underlying investment fund managers' valuations and the relevant valuation date. Any tendering investors that wish to obtain the most current estimated net asset value of their Interests on this basis should contact Central Park Group at (212) 317-9200.

Investors desiring to tender their Interests in the Fund in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal (returning the form at the end of the Letter of Transmittal will suffice) and mail or fax it to the Fund's Administrator, SS&C Technologies, Inc. and certain of its affiliates ("SS&C"), in the manner set forth below.

IMPORTANT

Neither the Fund, nor Central Park Advisers, LLC, the investment adviser of the Fund (the "Adviser"), nor any of the Directors makes any recommendation to any investor as to whether to tender or refrain from tendering Interests. Investors must make their own decisions whether to tender Interests, and, if so, the portion of their Interests to tender.

Because each investor's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to SS&C ALPS Retail Alternatives Group:

Regular Mail:	Overnight Delivery:

SS&C ALPS Retail Alternatives Group Central Park Group P.O. Box 219300 Kansas City, Missouri 64121-9300	SS&C ALPS Retail Alternatives Group Central Park Group 430 West 7th Street, Suite 219300 Kansas City, Missouri 64105-1407

For additional information:
Phone:	(212) 317-9200
Fax:	(833) 216-6152

TABLE OF CONTENTS

1.	Background and Purpose of the Offer	6

2.	Offer to Purchase and Price	6

3.	Amount of Tender	8

4.	Procedure for Tenders	9

5.	Withdrawal Rights	9

6.	Purchases and Payment	10

7.	Certain Conditions of the Offer	11

8.	Certain Information About the Fund	12

9.	Certain U.S. Federal Income Tax Consequences	14

10.	Disclosure Provisions	16

11.	Miscellaneous	16

Summary Term Sheet

•	We will buy your Interests at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell). This Offer will remain open until the end of the day on January 21, 2022, at 12:00 midnight, New York time. Estimated net asset value will be calculated for this purpose on March 31, 2022 (the "Valuation Date"). To make sure we have calculated net asset value correctly, we will check it during the Fund's audit for the fiscal year ending March 31, 2022, which we expect will be completed in May 2022.

•	The Feeder Fund, a separate Delaware limited liability company also registered under the 1940 Act as a non-diversified, closed-end management investment company, invests substantially all of its assets in the Fund. The Fund and the Feeder Fund have the same investment objective and identical investment policies. In light of the master-feeder investment structure, the Feeder Fund, to satisfy tender requests made pursuant to a separate tender offer conducted contemporaneously by it, will seek to liquidate a portion of its investment in the Fund.

•	You may tender your entire Interest or a portion of your Interest.

•	If you tender your entire Interest, you will receive payment within approximately seven business days after January 21, 2022, consisting of two promissory notes. The first promissory note will provide for payment to you of an amount equal to 95% of the unaudited net asset value of your Interest determined as of the Valuation Date. Payment of the first promissory note is expected to be made, in one or more installments, within 60 calendar days after the Valuation Date. You will also receive a promissory note providing for a contingent payment equal to approximately 5% of the value of your Interest that will be paid to you after completion of the Fund's audit for the fiscal year ending March 31, 2022, which we expect will be completed in May 2022. Any promissory notes provided to investors in payment for tendered Interests will not be transferable.

•	If you tender part of your Interest, leaving a remaining capital account balance of at least $25,000, you will receive payment within approximately seven business days after January 21, 2022, consisting of a promissory note. It is expected that this promissory note will provide for payment to you of an amount equal to 100% of the unaudited net asset value of the tendered portion of your Interest determined as of the Valuation Date. Payment of this promissory note is expected to be made, in one or more installments, within 60 calendar days after the Valuation Date.

•	The Fund will not impose any charges on repurchases of Interests in the Fund.

•	An investor tendering for repurchase less than all of its Interests must maintain an account balance of at least $25,000 after the repurchase is effected. If an investor tenders an amount of Interests that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the investor so that the required minimum balance is maintained. The Fund may also repurchase all of the investor's Interests in the Fund.

•	If the Offer is oversubscribed by investors who tender Interests, the Fund may extend the repurchase offer period and increase the amount of Interests that it is offering to purchase, repurchase a pro rata portion of the Interests tendered or take any other action permitted by applicable law.

•	Although the amounts required to be paid by the Fund generally will be paid in cash, the Fund has retained the option to pay all or a portion of the repurchase price for Interests by distributing securities to investors on a pro rata basis. The receipt by an investor of an in-kind distribution of a security carries the risk that the investor may not be able to dispose of the security for an indeterminate period of time and only with the consent of a third party, as well as the risk that the distributed security may be very difficult to value. The Fund may exercise this option in the extraordinary event that the Board of Directors of the Fund (the "Board") determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors. It is not presently anticipated, however, that the option will be exercised by the Fund.

•	Following this summary is a formal notice of our offer to purchase your Interests. Our offer remains open to you until the end of the day on January 21, 2022, at 12:00 midnight. Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase. If we do not accept your Interests by the end of the day on January 21, 2022, at 12:00 midnight, you may still withdraw your Interests at any time after February 18, 2022, so long as your offer has not been accepted.

•	If you would like us to purchase your Interests, you should mail or fax a Letter of Transmittal (returning the form at the end of the Letter of Transmittal will suffice), enclosed with our offer, to SS&C at the address/fax number listed on page 2 of this Offer to Purchase, so that it is received before the end of the day on January 21, 2022, at 12:00 midnight. Of course, the net asset value of the Fund (and, therefore, the net asset value of the Interests held by each investor) is likely to change between October 31, 2022 and March 31, 2022, when the estimated value of your Interests will be determined for purposes of calculating your purchase price. The net asset value of your Interests is determined at least monthly and may be determined more frequently.

•	If you would like to obtain the most current estimated net asset value of your Interests, you may contact Central Park Group at (212) 317-9200.

•	Please note that just as you have the right to withdraw your Interests, we have the right to cancel, amend or postpone this Offer at any time before the end of the day on January 21, 2022, at 12:00 midnight. Also realize that although the tender offer expires on January 21, 2022, tendering investors remain investors in the Fund until March 31, 2022, when the estimated net asset value of their Interests is calculated.

•	If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by SS&C. To assure good delivery, please send the Letter of Transmittal to SS&C and not to your broker or dealer or financial advisor. If you fail to confirm receipt of your Letter of Transmittal by SS&C, there can be no assurance that your tender has been received by the Fund.

1.                  Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to investors who hold Interests. The Directors have the discretion to determine whether the Fund will repurchase Interests from investors from time to time pursuant to written tenders. The Adviser expects that, generally, it will recommend to the Directors that the Fund repurchase Interests from investors on a quarterly basis, such that each repurchase offer apply to up to 5% of the net assets of the Fund. Based on the Adviser's recommendation, however, the Directors have determined to increase the size of this Offer to $55,793,000. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, that the Offer is in the best interests of investors of the Fund to provide liquidity for Interests.

The purchase of Interests pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors, if any, who do not tender Interests. A reduction in the aggregate assets of the Fund may result in investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made from time to time.

The Offer may be terminated in the event that the independent Directors of the Fund determine to liquidate the Fund after due consideration of the amount of Interests being tendered in the Offer, the amount of Interests that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund's portfolio, and the projected aggregate expense ratio of the Fund following consummation of the Offer.

Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

2.                  Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $55,793,000 of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) before the end of the day on January 21, 2022, at 12:00 midnight, New York time (such date and time being hereinafter called the "Initial Expiration Date"). The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the Valuation Date or, if the Fund elects to extend the tender period beyond the Valuation Date, the purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the last business day of the month in which the tender offer actually expires, payable as set forth in Section 6. The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The table below shows the estimated net asset value, as of October 31, 2021, of an initial contribution of $250,000 made as of the dates on which initial investments in the Fund were accepted:

Month Initial	Net Asset Value	Month Initial	Net Asset Value
Contribution Made	as of October 31, 2021	Contribution Made	as of October 31, 2021
June 2013	$548,148	March 2017	$402,665
July 2013	$537,839	April 2017	$390,718
August 2013	$514,459	May 2017	$387,395
September 2013	$507,846	June 2017	$387,213
October 2013	$506,563	July 2017	$373,201
November 2013	$496,204	August 2017	$372,771
December 2013	$487,116	September 2017	$372,012
January 2014	$478,182	October 2017	$365,290
February 2014	$481,662	November 2017	$363,046
March 2014	$474,228	December 2017	$358,433
April 2014	$472,925	January 2018	$352,303
May 2014	$469,985	February 2018	$350,486
June 2014	$467,816	March 2018	$352,902
July 2014	$461,339	April 2018	$351,997
August 2014	$463,344	May 2018	$345,949
September 2014	$458,037	June 2018	$345,611
October 2014	$459,981	July 2018	$344,100
November 2014	$458,359	August 2018	$340,067
December 2014	$458,366	September 2018	$340,662
January 2015	$450,891	October 2018	$342,047
February 2015	$450,101	November 2018	$341,387
March 2015	$441,441	December 2018	$339,923
April 2015	$439,025	January 2019	$339,087
May 2015	$433,487	February 2019	$337,455
June 2015	$430,069	March 2019	$336,499
July 2015	$423,828	April 2019	$338,003
August 2015	$423,512	May 2019	$337,183
September 2015	$427,520	June 2019	$338,010
October 2015	$435,015	July 2019	$332,204
November 2015	$430,708	August 2019	$334,616
December 2015	$432,009	September 2019	$335,329
January 2016	$435,744	October 2019	$332,986
February 2016	$437,320	November 2019	$330,112
March 2016	$435,704	December 2019	$331,351
April 2016	$435,493	January 2020	$331,528
May 2016	$435,499	February 2020	$327,944
June 2016	$435,355	March 2020	$330,977
July 2016	$430,990	April 2020	$365,702
August 2016	$426,063	May 2020	$370,318
September 2016	$424,466	June 2020	$365,335
October 2016	$415,416	July 2020	$352,097
November 2016	$415,429	August 2020	$347,587
December 2016	$411,219	September 2020	$346,633
January 2017	$405,868	October 2020	$334,745
February 2017	$403,859	November 2020	$333,008

Month Initial	Net Asset Value	Month Initial	Net Asset Value
Contribution Made	as of October 31, 2021	Contribution Made	as of October 31, 2021
December 2020	$329,892	June 2021	$274,494
January 2021	$303,621	July 2021	$261,885
February 2021	$302,631	August 2021	$258,877
March 2021	$301,307	September 2021	$257,903
April 2021	$281,406	October 2021	$251,088
May 2021	$276,188

As of the close of business on November 1, 2021, there was approximately $1,117,737,701 outstanding in capital of the Fund held in Interests (based on the unaudited estimated net asset value of such Interests). The Fund determines its estimated net asset value at least monthly and may determine its estimated net asset value more frequently. Investors may obtain the most current information regarding the estimated net asset value of their Interests by contacting Central Park Group at (212) 317-9200. Of course, the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) likely will change between October 31, 2021 and March 31, 2022, when the value of the Interests tendered by investors will be determined for purposes of calculating the purchase price of such Interests and the time that investors will cease to be investors in the Fund.

3.                  Amount of Tender. Subject to the limitations set forth below, investors may tender their entire Interest or a portion of their Interest. However, if an investor does not tender all of such investor's Interests, the investor's remaining capital account balance (i.e., the investor's capital account balance determined as of October 31, 2021, less the dollar amount of the investor's partial tender) must be equal to at least $25,000. If an investor tenders an amount that would cause the investor's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained. If, solely as a result of a decline in the net asset value of the Fund between October 31, 2021 and March 31, 2022, your remaining account balance as of March 31, 2022, net of the amount of any tender you have made, is below $25,000, the Fund will not reduce the amount of your tender. The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered.

If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $55,793,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $55,793,000 in Interests are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept any additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below. Based on the October 31, 2021 estimated net asset value of the Fund, the Adviser beneficially owns $219.25 in Interests and does not intend to tender any of its Interests in the Offer.

4.                  Procedure for Tenders. Investors wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal (returning the form at the end of the Letter of Transmittal will suffice) to SS&C at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to SS&C at the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by SS&C, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to SS&C by certified mail, return receipt requested, overnight delivery or facsimile transmission. If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of the Letter of Transmittal or other document by SS&C.

Investors are responsible for confirming receipt of a Letter of Transmittal and, therefore, must contact the Fund at the phone number set forth on page 2. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting the Fund to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund. The method of delivery of any documents is at the election and complete risk of the investor tendering an Interest, including, but not limited to, the failure of SS&C to receive the Letter of Transmittal or any other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender or withdrawal with respect to any particular Interest or any particular investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Adviser nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.                  Withdrawal Rights. Any investor tendering an Interest pursuant to this Offer may withdraw its tender (a) at any time on or before the Expiration Date and (b) at any time after February 18, 2022, if Interests have not then been accepted by the Fund. To be effective, any notice of withdrawal must be timely received by SS&C at the address or fax numbers set forth on page 2. Such receipt should be confirmed by the investor in accordance with the procedures set out in Section 4 above. A form to use to give notice of withdrawal is available by calling the Fund at the phone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may again be tendered prior to the Expiration Date by following the procedures described in Section 4. You are responsible for confirming that any notice of withdrawal is received by SS&C. If you fail to confirm receipt of a notice of withdrawal by

SS&C, there can be no assurance that any withdrawal you may make will be honored by the Fund.

6.                  Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and, thereby, to have agreed to purchase) Interests that are tendered as, if and when it gives written notice to the tendering investor of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any investor will be the estimated net asset value thereof as of the close of business on the Valuation Date. The estimated net asset value will be determined after all allocations to capital accounts of the investors required to be made by the LLC Agreement have been made. If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Interests the estimated net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer.

Investors may tender their entire Interest or a portion of their Interest (subject to their maintenance of a minimum capital account balance as described in Section 3 above). In either case, payment to a tendering investor whose tender is accepted generally will be made promptly (within approximately seven business days) after the Expiration Date and will consist of one or two promissory notes. The Fund will not impose any charges on repurchases of Interests in the Fund. The Directors of the Fund believe that payment of an investor's tender amount in the form of promissory notes is in the best interests of investors as it will permit those investors who wish to withdraw from the Fund to do so with less chance of their tender amounts being prorated. The promissory notes provided to investors in payment for tendered Interests will be held by SS&C, will not be transferable, will not bear interest and generally will be payable in cash in the manner set forth below.

Investors Tendering Their Entire Interest. An investor that tenders its entire Interest will receive two promissory notes. The first promissory note (the "95% Note") will be in an amount equal to approximately 95% of the unaudited net asset value of the investor's Interest (determined as of the Valuation Date). The 95% Note will be paid in one or more payments, without interest, following the receipt by the Fund from time to time of cash amounts derived from several potential sources, including cash on hand, the sale of certain liquid securities, the liquidation of certain portfolio holdings, possible borrowings and the proceeds of sales of new Interests. The Fund expects that full payment of the 95% Note will be made on or before the 60th day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in the Fund's ability to liquidate certain securities and holdings, among other reasons, could extend the payment period on the 95% Note.

Each investor that tenders its entire Interest will also receive a promissory note (the "Contingent Payment Note") that will be in an amount equal to the excess, if any, of (a) the net asset value of the investor's Interest as of the Valuation Date, as it may be adjusted based on the audited financial statements of the Fund for the fiscal year ending March 31, 2022, over (b) the amount of the 95% Note. An investor's Contingent Payment Note will be payable in cash as soon as practicable after completion of the audit of the financial statements of the Fund for the fiscal year ending March 31, 2022. It is anticipated that the audit of the Fund's financial statements for the fiscal year ending March 31, 2022 will be completed by no later than 60 days after the end of the fiscal year. Any amounts payable under the Contingent Payment Note will be deposited by the Fund in a segregated custodial account, equal to approximately 5% of the estimated unaudited net asset value of the Interest tendered by the investor and accepted by the Fund.

Investors Tendering a Portion of Their Interest. An investor that tenders for repurchase only a portion of the investor's Interest will receive a promissory note (the "Partial Tender Note") that will entitle the investor to a payment in cash in an amount equal to 100% of the unaudited net asset value of the tendered portion of the investor's Interest (determined as of the Valuation Date). The Partial Tender Note will be paid in one or more payments, without interest, following the receipt by the Fund from time to time of cash amounts derived from several potential sources, including cash on hand, the sale of certain liquid securities, the liquidation of certain portfolio holdings, possible borrowings and the proceeds of sales of new Interests. The Fund expects that full payment of the Partial Tender Note will be made on or before the 60th day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in Fund's ability to liquidate certain securities and holdings, among other reasons, could extend the payment period on the Partial Tender Note.

The Fund will deposit the amounts payable under all promissory notes (collectively, the "Notes") in separate accounts with SS&C. All cash payments described above (the "Cash Payments") will be made by wire transfer, either directly to the brokerage firm of record or, if not held at a brokerage firm, directly to the account designated by the tendering investor.

The Fund will seek to obtain cash in the aggregate amount necessary to pay the purchase price for Interests acquired pursuant to the Offer from several potential sources, including cash on hand, the sale of certain liquid securities, the liquidation of certain portfolio holdings, possible borrowings and the proceeds of sales of new Interests. There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above. This may occur, among other reasons, during periods of financial market stress, if the Fund is limited or otherwise unable to dispose of interests in underlying investment funds, or because the Fund has been precluded from borrowing under a credit facility either because of a default by the Fund or a failure by the Fund to satisfy a borrowing condition or because of a failure by the lender to honor a drawdown.

Although it is not presently contemplated, the Fund has retained the option to pay all or a portion of the repurchase price for Interests by distributing securities, including direct or indirect interests in underlying investment funds as well as other securities that are illiquid or difficult to value, to investors on a pro rata basis in the extraordinary event that the Board determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors. Securities so distributed may be marketable securities but may also be illiquid securities, including non-transferable interests in liquidating trusts established by the Fund for the purpose of liquidating illiquid securities previously held in the Fund's portfolio.

7.                  Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Interests the estimated net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies; (b) the separate tender offer conducted contemporaneously by the Feeder Fund is canceled, amended or postponed; (c) there is, in the Directors' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Interests tendered pursuant to the Offer were purchased; (d) the independent Directors of the Fund determine to liquidate the Fund after due consideration of the amount of Interests being tendered in the Offer, the amount of Interests that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund's portfolio, and the projected aggregate expense ratio of the Fund following consummation of the Offer; or (e) the independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer. If conditions qualifying as war or armed hostilities as expressed in Section 7(c)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Directors waive the Fund's rights under this Section 7, they will determine whether such waiver constitutes a material change to the Offer. If they determine that it does, the Offer will remain open for at least five business days following the waiver and investors will be notified of this occurrence.

8.                  Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 500 Fifth Avenue, 31st Floor, New York, New York 10110 and the telephone number is (212) 317-9200. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement. The Fund's Directors are: Joan Shapiro Green, Kristen M. Leopold, Janet L. Schinderman, Mitchell A. Tanzman and Sharon J. Weinberg. Their address is c/o Central Park Advisers, LLC, 500 Fifth Avenue, 31st Floor, New York, New York 10110. Mr. Tanzman is an "interested person" (as defined in the 1940 Act) of the Fund because of his affiliation with the Adviser.

Except as described below, the Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests from time to time in the discretion of the Fund) or the disposition of Interests, other than as contemplated in connection with the Adviser's management of the Fund's portfolio; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

On October 21, 2021, Central Park Group, the parent company of the Adviser (together with Central Park Group, "CPG"), and Macquarie Management Holdings, Inc. ("Macquarie"), announced that they had entered into an agreement whereby Macquarie will acquire Central Park Group (the "Transaction"). Subject to the satisfaction or appropriate waiver of the conditions to the closing, the Transaction is expected to close in the first quarter of 2022 (the "Closing"). If the Transaction is consummated, Central Park Group would become a wholly-owned subsidiary of Macquarie, which is an indirect wholly-owned subsidiary of Macquarie Group Limited ("Macquarie Group"), a publicly-listed (ASX: MQG) global financial services group organized under the laws of Australia. Macquarie, together with its affiliates, is a top 50 global asset manager, top 25 U.S. actively-managed, long-term mutual fund manager and the largest manager of infrastructure and real assets globally. Macquarie Group's global asset management division, Macquarie Asset Management, provides clients with access to a diverse range of capabilities and products across infrastructure, real estate, private credit, fixed-income, equities, multi-asset and liquid alternatives. As of September 30, 2021, Macquarie Asset Management had approximately $531.6 billion of assets under management.

Upon the Closing of the Transaction, the Fund's current investment advisory agreement with the Adviser (the "Current Agreement") will automatically terminate in accordance with its terms and applicable law. As a result, it is proposed that the Fund enter into a new investment advisory agreement with the Adviser, which will continue to operate as

"Central Park Advisers, LLC" following the Transaction (the "New Agreement"). The Fund's contractual management fee rate will not change as a result of the New Agreement, and the New Agreement is not expected to result in any changes to the Fund's investment objective, investment strategy, investment risks or investment restrictions. Further, the portfolio managers and portfolio management teams that currently manage the Fund are expected to continue to do so post-Transaction, except that they will become employees of a subsidiary of Macquarie.

At a meeting held on November 19, 2021, the Board, including the Independent Directors, considered and unanimously approved the New Agreement, and determined to recommend that Fund investors approve the New Agreement. To become effective, the New Agreement also must be approved by Fund investors. A special meeting of investors of the Fund will be held in the first quarter of 2022 to act on a proposal to approve the New Agreement. A proxy statement providing additional information about the Transaction and describing the New Agreement in greater detail will be furnished to investors in connection with the solicitation of proxies to be voted on the proposal at the special meeting. If investors were to approve the New Agreement, and other conditions to the Transaction are satisfied or appropriately waived, it is expected that the Transaction will be consummated in the first quarter of 2022 and the Adviser will become a wholly-owned subsidiary of Macquarie. If, however, the New Agreement is not approved by investors, provided all other conditions of the Transaction are satisfied or appropriately waived, the Transaction may still take place. If this were to occur, certain additional actions would need to be considered and acted upon. In addition, if the Transaction is not consummated, the Adviser will continue to serve as investment adviser to the Fund pursuant to the terms of the Current Agreement.

Other than the issuance of Interests by the Fund in the ordinary course of its operations, there have been no transactions involving Interests that were effected during the past 60 days by the Fund, the Adviser, the Directors or any person controlling the Fund or controlling the Adviser.

9.                  Certain U.S. Federal Income Tax Consequences. The following discussion is a general summary of the material U.S. federal income tax consequences of the purchase of Interests by the Fund pursuant to the Offer. Each investor should consult its own tax advisors about the tax consequences to it of a purchase of its Interests by the Fund pursuant to the Offer given such investor's individual circumstances. This summary does not address the tax consequences that are specific to investors that are not U.S. persons for U.S. federal income tax purposes, which consequences may be significant. Investors that are not U.S. persons for U.S. federal income tax purposes, including non-U.S. persons who are partnerships or hold interests in a partnership, may be subject to additional tax, withholding or reporting obligations, and should consult their own tax advisers about the tax consequences of a purchase of their Interests by the Fund pursuant to the Offer.

Subject to certain exceptions, some of which are described below, an investor who tenders its entire Interest (and whose entire Interest is repurchased) to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor (consisting of the principal payments under the 95% Note and the Contingent Payment Note) and such investor's adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor's adjusted tax basis in its Interest. A loss, if any, may be recognized after the tendering investor has received payment under the Notes. This capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the investor's holding period for its Interest at the time the gain or loss is recognized. United States Treasury Regulations provide that an investor may have a fragmented holding period for its Interest if the investor has made contributions to the Fund at different times. This capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the investor's contributions to the Fund. A tendering investor will recognize ordinary income to the extent such investor's allocable share of the Fund's "unrealized receivables" or items of inventory exceeds such investor's basis in such unrealized receivables or inventory, as determined pursuant to the Treasury Regulations. The Fund does not expect to hold inventory, and, therefore, does not expect that a tendering investor will recognize ordinary income as the result of the Fund holding inventory. For these purposes, unrealized receivables in respect of a tendering investor include, among other items, any market discount bonds or short-term obligations held directly or indirectly by the Fund to the extent of the amounts which would be treated as ordinary income if such bonds or obligations had been sold by the Fund. Further, a tendering investor may recognize some amount of ordinary income if the Fund or an underlying fund makes or has made an election to mark-to-market its assets under applicable tax rules. An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received (consisting of the principal payments under the Partial Tender Note and any other promissory note issued to the investor pursuant to Section 6 of this Offer to Purchase) exceeds such investor's adjusted tax basis in its Interest.

Certain investors that are individuals, estates or trusts, and whose income exceeds certain thresholds, will be required to pay a 3.8% surtax on all or a portion of their "net investment income," which may include all or a portion of any capital gains recognized in connection with a sale of Interests pursuant to the Offer.

To the extent the Fund owns, directly or indirectly, interests in "passive foreign investment companies" as of the Valuation Date, and certain elections have not been made, gain recognized by a tendering investor pursuant to the Offer may be treated as ordinary income earned ratably over the shorter of the period during which the tendering investor held its Interest or the period during which the Fund held its shares in such entity. With respect to gain allocated to prior years: (i) the tax rate will be the highest in effect for that taxable year for the applicable class of taxpayer; (ii) the tax will be payable generally without regard to offsets from deductions, losses and expenses; and (iii) the tendering investor will also be subject to an interest charge for any deferred tax.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to investors that fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the investor has been notified by the Internal Revenue Service ("IRS") that such investor is subject to backup withholding. Certain investors are exempt from backup withholding, but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the investor's federal income tax liability if the appropriate information is timely provided to the IRS.

The Board may specially allocate items of Fund ordinary income and/or capital gain, including short-term capital gain, to a withdrawing investor to the extent its capital account would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing investor recognizing ordinary income and/or capital gain, which may include short-term gain, in the investor's last taxable year in the Fund, thereby potentially reducing the amount of any long-term capital gain that, absent the special allocation, would otherwise have been recognized during the tax year in which it receives its liquidating distribution upon withdrawal. Similarly, the Board may specially allocate items of Fund deductions, ordinary loss and/or capital loss, including long-term capital loss, to a withdrawing investor to the extent its adjusted tax basis in its Interest would otherwise exceed its capital account.

10.              Disclosure Provisions. Provisions of the Internal Revenue Code and Treasury Regulations require taxpayers that participate in "reportable transactions" to disclose such participation to the IRS (by attaching Form 8886 to their tax returns and filing a copy of that Form with the IRS Office of Tax Shelter Analysis) and to comply with certain document retention requirements. In addition, certain "material advisors" with respect to such a transaction are required to maintain records, including lists identifying investors in the transaction, and must furnish those records to the IRS upon demand. A transaction may be a "reportable transaction" based on any of several criteria, one or more of which may be present with respect to an investment in or by the Fund or the tender of Interests, including, among others, the recognition of a loss in excess of a prescribed threshold upon the tender of Interests. These disclosure provisions are directed towards "tax shelters," however, they are quite broad and may encompass transactions that typically would not be considered "tax shelters." Significant penalties may apply upon a failure to comply with the disclosure provisions, and with respect to any understatements of tax resulting from participation in certain reportable transactions. Investors should consult their own tax advisors concerning any possible disclosure obligation they may have with respect to their investment in the Fund and any tender of Interests and should be aware that the Fund (and perhaps other participants in the transaction) intends to comply with the disclosure and investor list maintenance requirements to the extent the Fund determines them to apply with respect to this transaction and/or its investments.

11.              Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the Fund at the phone number set forth on page 2 or from the SEC's website, http://www.sec.gov. For a fee, a copy may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549.